Exhibit 4.8
14 July 2005
Mr J M Schubert
96/3 Macquarie Street
SYDNEY NSW 2000
Dear John
Terms of appointment as non-executive director
I am writing to confirm the terms of your appointment as a non-executive director and Chairman of the Commonwealth Bank of Australia (Bank).
Disclosure of interests and other relevant information
As you are aware, the Board has adopted guidelines to assess the independence of directors of the Bank. You have previously indicated that you regard yourself as an independent director within the framework of those guidelines. If your independent status as a director is lost or if any other circumstance arises which may affect your independent status, you must immediately disclose this to the Board.
As the Bank is a regulated financial services provider it is important that all directors satisfy any “fit and proper” standards that may be required by the Australian Prudential Regulation Authority (APRA) from time to time. If there are any developments which may be relevant to your satisfaction of APRA’s standards from time to time, you will be expected to advise the Chairman as soon as possible and if necessary, step down.
Remuneration and expenses
I confirm that as Chairman, you are currently paid a standard annual fee of $560,000 which is exclusive of statutory superannuation. In addition, an amount is payable for committee membership as set out in the paragraph below entitled “Board committees”. This fee is paid on the last day of the last month of each quarter. The payment of director remuneration is governed by rules 11.6 to 11.7 of the Bank’s constitution. Your fees are payable directly into the bank account that you have previously nominated. The amount of the cash payment you receive is dependent on the extent of your participation in the Non-Executive Directors’ Share Plan (NEDSP) as discussed below. The Bank’s contributions for your statutory superannuation are paid into the superannuation fund previously nominated by you.
You are entitled to be paid travelling and other expenses you properly incur concerning the Bank’s affairs, including attending and returning from general meetings of the Bank or meetings of the Board or Board committees. It is the usual practice for the Bank to provide transport and accommodation for Directors in respect of Bank related business. Flight booking and limousine transport may be arranged by telephoning the Board Clerk on (02) 9378 3548.
If you prefer to arrange your own transport please forward any invoices to the Board Clerk requesting reimbursement of costs.

As you are aware, you are required to acquire shares in the Bank through the mandatory application of 20% of your annual director’s fees, including committee fees, under the NEDSP. In addition, you may elect to apply up to a further 50% of fees as shares under the NEDSP. Shares acquired under the NEDSP are purchased on-market at the prevailing market price and attract full dividend entitlements and voting rights. There are no forfeiture or vesting conditions attached to shares acquired under the NEDSP. You are, however, restricted from selling shares allocated to you under the NEDSP, representing the mandatory 20% of fees, until the earlier of 10 years after acquisition or the cessation of your position as a director of the Bank. You will nominate the holding restriction to apply to the additional shares acquired under the NEDSP. This must be at least 2 years and may be up to 10 years, unless you cease to be a director earlier. Further details regarding the operation of the NEDSP are contained in the plan documentation, a copy of which has previously been provided to you.
Term of appointment and vacation of office
As you would be aware, you are subject to retirement by rotation under rule 11.1 of the Bank’s constitution.
The Board has established a policy that directors retire after a period of service of 12 years (except where succession planning for the Chairman and appointment of the Chairman require an extended term).
As you know, the Board has in place a process for annually reviewing its performance, policies and practices. These reviews seek to identify where improvements can be made, and to assess the quality and effectiveness of information made available to directors. It is important that individual directors participate in such reviews. Every two years, or when determined appropriate by the Board, the annual review process is facilitated by an external consultant, with an internal review conducted in the intervening years. The annual review includes an assessment of the performance of each director.
The results of the annual review and performance assessment are also used by the Board to determine its endorsement of the directors to stand for re-election at the next annual general meeting. The notice of AGM or other material provided to shareholders may include a recommendation as to your re-election, based on the Board’s determination.
The Bank may also implement a process for annually assessing each non-executive director’s fitness and propriety for the position of director in accordance with any requirements of APRA from time to time.
If you intend to resign as director, please give me as much notice of your intention to resign or to not seek re-election as is possible in the circumstances so that the Board can revise the plan for succession of skills and experience on the Board. In addition to the matters prescribed by the Corporations Act, I confirm that your office as a director of the Bank becomes vacant in the circumstances referred to in rule 11.9 of the Bank’s constitution.
Board meetings
As you are aware, there are normally 6 full board meetings per year held on the second Tuesday of February, April, June, August, October and December. In addition, a two day strategy discussion is held in March and education sessions and business visits are arranged for the months when no meeting is held. Committee meetings are held on the Monday before each Board meeting. You have been provided with a timetable confirming the dates of the Board meetings scheduled for 2005 and 2006.

Board committees
I confirm that you are Chairman of the Nominations Committee and a member of the Risk and People and Remuneration Committees. You are paid additional committee fees which are currently $20,000 per year for your role as a member of the Risk Committee and $20,000 per year for your role as a member of the People and Remuneration Committee.
Time commitment envisaged
Your duties as a non-executive Chairman of the Bank and of the Nominations Committee and as a member of the People and Remuneration Committees involve a commitment of a significant number of hours each month. You are expected to devote sufficient preparation time ahead of each board and committee meeting and to attend such ad hoc meetings as may be necessary and convenient.
Please consult with me before you accept any additional commitments which might conflict with, or impact on, the time you are able to devote to your role as a non-executive Chairman of the Bank.
Indemnity, insurance and access to Bank documents
The Bank’s current D&O insurance policy was extended to you from the date of your appointment. The Deed of Indemnity you entered into with the Bank expands your rights, provided under section 198F of the Corporations Act, to inspect and make copies of the Bank’s books.
Charters and policies
The Board has adopted the following charters and policies:
•	Board charter;

•	Board Corporate Governance Guidelines;

•	The Bank’s Constitution;

•	Securities trading guidelines;

•	Guidelines for communication between the Bank and shareholders;

•	Taking of independent professional advice by directors;

•	Code of ethics entitled “Statement of Professional Practice”;

•	External Auditor Services Policy;

•	Equal Employment Opportunity Policy; and

•	Occupational Health and Safety Systems.
From time to time, the Bank may adopt new policies in accordance with applicable prudential and governance requirements.
Notification of interests to ASX
You will no doubt be aware that the Bank is required, under the ASX Listing Rules, to provide information in relation to a director’s interests and transactions in the Bank’s securities to ASX. The Bank must do this no more than 5 business days after a director’s appointment and, subsequently, no more than 5 days after there is a change to a notifiable interest of a director. The Company Secretary will lodge Appendix 3Y returns on your behalf when there is a change in your interests, so that the Bank can comply with its obligations. You have previously entered into a Letter Agreement with the Bank setting out the formal arrangements necessary to enable the Bank to notify the ASX of your interest.
In addition, you will be required to provide to the Bank, from time to time, such information as is necessary to enable the Bank to comply with its reporting and regulatory requirements. The Company Secretary has previously notified the Australian Securities & Investments Commission and the London Companies House of your details in accordance with the relevant requirements and will notify those bodies of any relevant changes. The Company Secretary will notify APRA of such personal information relating to non-executive directors as is required by that body from time to time.
Continuing education arrangements
I confirm that you will be invited to participate in a refresher program regarding your role and duties as a director and details of the Bank’s operations on a regular basis.
As you would be aware, the Board has also established a program of continuing education to ensure that members are kept up to date with developments in the industry both locally and at an international level. The continuing education program includes sessions with local and international experts in the particular fields relevant to the Bank’s operations.
Please feel free to contact me on (03) 9842 2005 the Company Secretary on (02) 9378 3546 if you have any queries in relation to the above.
Could you please sign the acknowledgement and return a copy of this letter to the company secretary.
Yours sincerely
/s/ Frank J Swan
Frank J Swan
Acknowledgment
I, John Schubert accept the terms of appointment set out in this letter.

/s/ John Schubert	27/07/05
Signature	Date